

March 19, 2010

Room 4631

Steven F. Nicola
Chief Financial Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA 15212

> **Re:** **Matthews International Corporation**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Definitive Proxy filed January 15, 2010**
> **File No. 000-09115**

Dear Mr. Nicola:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief